FIDELIS INSURANCE HOLDINGS LIMITED
Unaudited Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2025 and 2024

FIDELIS INSURANCE HOLDINGS LIMITED

FIDELIS INSURANCE HOLDINGS LIMITED (“FIHL”)
Consolidated Balance Sheets
At June 30, 2025 (Unaudited) and December 31, 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	June 30, 2025	December 31, 2024
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $2,668.5, 2024: $3,403.8 (net of allowance for credit losses of $0.6, 2024: $5.9))	$2,711.5	$3,411.6
Short-term investments, available-for-sale, at fair value (amortized cost: $175.0, 2024: $221.9 (net of allowance for credit losses of $nil, 2024: $nil))	175.0	222.1
Other investments, at fair value (amortized cost: $261.1, 2024: $200.1)	267.7	201.0
Total investments	3,154.2	3,834.7
Cash and cash equivalents	919.4	743.0
Restricted cash and cash equivalents	184.1	203.6
Accrued investment income	28.7	35.3
Premiums and other receivables (net of allowance for credit losses of $14.9, 2024: $11.8)	3,587.9	2,729.4
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2024: $nil)	282.6	208.9
Deferred reinsurance premiums	1,879.5	1,422.2
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.2, 2024: $0.2)	321.5	278.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.8, 2024: $0.8)	1,244.7	1,255.6
Deferred policy acquisition costs (includes deferred The Fidelis Partnership commissions of $263.3, 2024: $200.2)	1,173.0	877.9
Other assets	217.2	176.9
Total assets	$12,992.8	$11,765.9
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,535.5	$3,134.3
Unearned premiums	4,689.8	3,651.5
Reinsurance balances payable	1,983.9	1,540.6
Amounts due to The Fidelis Partnership	502.5	385.8
Long term debt	842.6	448.9
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	—	58.4
Other liabilities	115.1	98.0
Total liabilities	10,669.4	9,317.5
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 104,861,827, 2024: 111,730,209)	1.0	1.2
Common shares held in treasury, at cost (shares held: nil, 2024: 6,570,003)	—	(105.5)
Additional paid-in capital	1,831.2	2,044.6
Accumulated other comprehensive income	32.7	4.5
Retained earnings	458.5	503.6
Total shareholders' equity	2,323.4	2,448.4
Total liabilities and shareholders' equity	$12,992.8	$11,765.9
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and six months ended June 30, 2025 and June 30, 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues
Gross premiums written	$1,219.0	$1,193.2	$2,941.9	$2,707.5
Reinsurance premiums ceded	(520.1)	(523.3)	(1,216.6)	(1,259.5)
Net premiums written	698.9	669.9	1,725.3	1,448.0
Change in net unearned premiums	(160.9)	(168.8)	(584.3)	(458.9)
Net premiums earned	538.0	501.1	1,141.0	989.1
Net investment income	44.6	46.0	94.1	87.0
Net realized and unrealized investment gains/(losses)	6.7	(7.0)	12.6	(16.0)
Total revenues	589.3	540.1	1,247.7	1,060.1

Expenses
Losses and loss adjustment expenses	296.7	222.7	725.9	405.0
Policy acquisition expenses (includes The Fidelis Partnership commissions of $70.6 and $149.0 (2024: $75.0 and $151.7))	239.6	217.3	485.9	430.2
General and administrative expenses	22.3	24.4	44.3	48.0
Corporate and other expenses	1.2	1.6	1.2	1.6
Net foreign exchange (gains)/losses	(2.0)	2.6	0.5	0.1
Financing costs	9.3	8.6	18.0	17.2
Total expenses	567.1	477.2	1,275.8	902.1

Income/(loss) before income taxes	22.2	62.9	(28.1)	158.0
Income tax (expense)/benefit	(2.5)	(9.2)	5.3	(23.1)
Net income/(loss)	$19.7	$53.7	$(22.8)	$134.9

Other comprehensive income
Unrealized gains/(losses) on available-for-sale investments	$10.9	$(0.4)	$36.6	$(8.6)
Reclassification of net realized losses/(gains) recognized in net income	(0.8)	6.1	(1.6)	13.5
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	0.6	(0.8)	(6.8)	(0.2)
Total other comprehensive income	10.7	4.9	28.2	4.7

Comprehensive income	$30.4	$58.6	$5.4	$139.6

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share	$0.18	$0.46	$(0.21)	$1.15
Earnings/(loss) per diluted common share	$0.18	$0.46	$(0.21)	$1.14
Weighted average common shares outstanding	108,627,579	117,089,293	110,077,312	117,373,655
Weighted average diluted common shares outstanding	109,135,824	117,625,022	110,077,312	117,860,982
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)
For the three and six months ended June 30, 2025 and June 30, 2024
(Expressed in millions of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Common shares
Balance - beginning of period	$1.1	$1.2	$1.2	$1.2
Common shares repurchased and retired	(0.1)	—	(0.2)	—
Balance - end of period	1.0	1.2	1.0	1.2

Common shares held in treasury, at cost
Balance - beginning of period	(22.1)	(5.0)	(105.5)	—
Repurchase of common shares	—	(33.7)	—	(38.7)
Retirement of treasury shares	22.1	—	105.5	—
Balance - end of period	—	(38.7)	—	(38.7)

Additional paid-in capital
Balance - beginning of period	1,940.5	2,042.1	2,044.6	2,039.0
Share compensation expense	1.6	1.8	2.9	4.9
Common shares repurchased and retired	(110.7)	—	(216.1)	—
Shares withheld for employee taxes on restricted share unit vesting	(0.2)	(2.2)	(0.2)	(2.2)
Balance - end of period	1,831.2	2,041.7	1,831.2	2,041.7

Accumulated other comprehensive income/(loss), net of tax
Unrealized gains/(losses) on available-for-sale securities, net of tax
Balance - beginning of period	22.0	(27.2)	4.5	(27.0)
Unrealized gains/(losses) arising during the period, net of reclassification adjustment	10.7	4.9	28.2	4.7
Balance – end of period	32.7	(22.3)	32.7	(22.3)

Retained earnings
Balance – beginning of period	449.9	506.0	503.6	436.6
Net income/(loss)	19.7	53.7	(22.8)	134.9
Cash dividends declared	(11.1)	(11.7)	(22.3)	(23.5)
Balance - end of period	458.5	548.0	458.5	548.0

Total shareholders' equity attributable to common shareholders	$2,323.4	$2,529.9	$2,323.4	$2,529.9
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Cash Flows (Unaudited)
For the six months ended June 30, 2025 and June 30, 2024
(Expressed in millions of U.S. dollars)

	June 30, 2025	June 30, 2024
Operating activities
Net income/(loss)	$(22.8)	$134.9
Adjustments to reconcile net income/(loss) after tax to net cash provided by/(used in) operating activities:
Share compensation expense	2.9	4.9
Accretion, amortization and depreciation	(10.6)	(4.4)
Net realized and unrealized (gain)/loss on investments	(12.6)	16.0
Deferred tax benefit	(18.0)	—
Net changes in assets and liabilities:
Accrued investment income	6.6	(6.4)
Premiums and other receivables	(764.3)	(861.1)
Amounts due from The Fidelis Partnership	(68.3)	(79.6)
Deferred reinsurance premiums	(457.3)	(586.7)
Reinsurance balances recoverable on paid losses	(29.5)	29.1
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	36.3	(58.3)
Deferred policy acquisition costs	(295.1)	(242.9)
Other assets	(20.6)	(44.0)
Reserves for losses and loss adjustment expenses	(655.0)	280.7
Unearned premiums	1,038.3	1,043.9
Reinsurance balances payable	371.1	488.7
Amounts due to The Fidelis Partnership	103.8	30.0
Other liabilities	2.8	28.4
Net cash provided by/(used in) operating activities	(792.3)	173.2
Investing activities
Purchase of available-for-sale securities	(856.4)	(1,106.4)
Proceeds from maturities of available-for-sale securities	346.9	482.9
Proceeds from sales of available-for-sale securities	1,310.6	415.5
Purchase of other investments	(61.1)	—
Purchase of fixed assets	(0.4)	(2.2)
Net cash provided by/(used in) investing activities	739.6	(210.2)
Financing activities
Proceeds from issuance of debt, net of issuance costs	393.3	—
Dividends on common shares	(22.0)	(23.5)
Repurchase of common shares	(110.8)	(37.6)
Tax paid on withholding shares	(0.2)	(2.2)
Repurchase of preferred securities	(59.6)	—
Net cash provided by/(used in) financing activities	200.7	(63.3)

Effect of exchange rate changes on foreign currency cash	8.9	(4.7)
Net increase/(decrease) in cash, restricted cash, and cash equivalents	156.9	(105.0)
Cash, restricted cash, and cash equivalents, beginning of period	946.6	964.1
Cash, restricted cash, and cash equivalents, end of period	$1,103.5	$859.1

Cash, restricted cash, and cash equivalents comprise the following:
Cash and cash equivalents	$919.4	$628.6
Restricted cash and cash equivalents	184.1	230.5
Cash, restricted cash, and cash equivalents	$1,103.5	$859.1
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Notes to Consolidated Financial Statements (Unaudited)
(Expressed in millions of U.S. dollars)
1.          Nature of Operations
Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL”, and together with its subsidiaries, the “Group”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Group is a global specialty underwriter of insurance and reinsurance. Fidelis’ principal operating subsidiaries are:
•Fidelis Insurance Bermuda Limited (“FIBL”) is a Class 4 Bermuda domiciled company which writes most of the Group’s reinsurance business, as well as writing insurance lines. FIBL is regulated by the Bermuda Monetary Authority.
•Fidelis Underwriting Limited (“FUL”) is a U.K. domiciled company which principally writes insurance, as well as reinsurance. FUL is regulated by the Prudential Regulation Authority (“PRA”) and the Financial Conduct Authority (“FCA”).
•Fidelis Insurance Ireland DAC (“FIID”) is a Republic of Ireland domiciled company that writes insurance and reinsurance within the European Economic Area. FIID is regulated by the Central Bank of Ireland (“CBI”).
•FIHL (UK) Services Limited (“FSL”) is a U.K. service company that also has a branch in Ireland.
On January 3, 2023, the Group distributed its investment in Fidelis Marketing Limited (“FML”) and Pine Walk Capital Limited (“Pine Walk”) to shareholders to form a new managing general underwriter business (“The Fidelis Partnership” or “TFP”) and The Fidelis Partnership was acquired by a consortium of investors.
Through various long-term contractual agreements, effective from January 1, 2023 The Fidelis Partnership manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by The Fidelis Partnership to the Group include sourcing and administering outwards reinsurance, support with business planning, capital management, insurance contract accounting and information technology.
On July 3, 2023, Fidelis completed an initial public offering (“IPO”) of common shares on the New York Stock Exchange under the symbol “FIHL”.
On May 22, 2024, the Group established a Lloyd’s corporate member, Nameco (No 1404) Limited (the “Fidelis IG Corporate Member”), a wholly owned subsidiary of FIBL, to facilitate its participation in Syndicate 3123’s underwriting activity. The participation rate is 7.4% in the 2025 year of account (9.9% for the 2024 year of account, commencing July 1, 2024).
2.    Significant Accounting Policies
Basis of presentation
The unaudited consolidated financial statements include the results of FIHL and its subsidiaries and have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. These unaudited financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, in Fidelis’ Form 20-F filed with the Securities and Exchange Commission on March 11, 2025.
All intercompany balances and transactions have been eliminated on consolidation. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normally recurring accruals) necessary for a fair statement of results on an interim basis. The results of any interim period are not necessarily indicative of the results for a full year or any future periods. The consolidated financial statements have been prepared on a going concern basis.
Reporting currency
The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for share and per share amounts.
Significant Accounting Policies
There were no notable changes to the Group’s significant accounting policies subsequent to December 31, 2024.

3.           Segments
The chief operating decision maker (“CODM”) reviews the Group's ongoing underwriting operations across two operating segments: Insurance and Reinsurance. In determining how to allocate resources and assess the performance of the Group's underwriting results, management considers many factors including the nature of the insurance product offered, the risks that are covered and the nature of the client.
•The Insurance segment comprises a specialized portfolio of risks that includes Property, Marine, Asset Backed Finance & Portfolio Credit, Aviation & Aerospace, Political Risk, Violence & Terror, Energy, Cyber, and Other Insurance risks.
•The Reinsurance segment is primarily a residential property catastrophe book, which includes Property and Retro & Whole Account reinsurance.
The Group also has an “Other” category that includes general and administrative expenses and The Fidelis Partnership commissions.
Assets are not allocated to segments, nor are general and administrative expenses allocated between segments as employees, including underwriters, may work across different segments. The Fidelis Partnership commissions (see Note 12, Related Party Transactions) are not allocated to segments as they are not included in the measure of segment profit reviewed by the CODM, nor is a segment analysis of such expenses provided in other information reviewed by the CODM.
Prior to the fourth quarter of 2024, we reported our results across three operating segments (Specialty, Bespoke and Reinsurance), organized on the basis of insurance and reinsurance lines of business. In the fourth quarter of 2024, our CODM’s view of the business, how resources are allocated, and how performance is assessed was amended so that the Bespoke segment was incorporated into the Specialty segment, and the Specialty segment was subsequently renamed as the Insurance segment. The results for the three and six months ended June 30, 2024 have been reclassified to conform to the new structure.
The following tables summarize the Group's segment disclosures:

	Three Months Ended June 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$902.3	$316.7	$—	$1,219.0
Net premiums written	546.2	152.7	—	698.9
Net premiums earned	458.9	79.1	—	538.0
Losses and loss adjustment expenses	(291.8)	(4.9)	—	(296.7)
Policy acquisition expenses	(148.9)	(20.1)	(70.6)	(239.6)
General and administrative expenses	—	—	(22.3)	(22.3)
Underwriting income/(loss)	18.2	54.1		(20.6)
Net investment income				44.6
Net realized and unrealized investment gains				6.7
Corporate and other expenses				(1.2)
Net foreign exchange gains				2.0
Financing costs				(9.3)
Income before income taxes				22.2
Income tax expense				(2.5)
Net income				$19.7

Losses and loss adjustment expenses incurred - current year	(178.4)	(29.1)		$(207.5)
Losses and loss adjustment expenses incurred - prior accident years	(113.4)	24.2		(89.2)
Losses and loss adjustment expenses incurred - total	$(291.8)	$(4.9)		$(296.7)

Underwriting Ratios(1)
Loss ratio - current year	38.9%	36.8%		38.5%
Loss ratio - prior accident years	24.7%	(30.6%)		16.6%
Loss ratio - total	63.6%	6.2%		55.1%
Policy acquisition expense ratio	32.4%	25.4%		31.4%
Underwriting ratio	96.0%	31.6%		86.5%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				4.1%
Combined ratio				103.7%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended June 30, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$847.3	$345.9	$—	$1,193.2
Net premiums written	452.6	217.3	—	669.9
Net premiums earned	441.9	59.2	—	501.1
Losses and loss adjustment expenses	(221.9)	(0.8)	—	(222.7)
Policy acquisition expenses	(124.5)	(17.8)	(75.0)	(217.3)
General and administrative expenses	—	—	(24.4)	(24.4)
Underwriting income	95.5	40.6		36.7
Net investment income				46.0
Net realized and unrealized investment losses				(7.0)
Corporate and other expenses				(1.6)
Net foreign exchange losses				(2.6)
Financing costs				(8.6)
Income before income taxes				62.9
Income tax expense				(9.2)
Net income				$53.7

Losses and loss adjustment expenses incurred - current year	(278.8)	(12.5)		$(291.3)
Losses and loss adjustment expenses incurred - prior accident years	56.9	11.7		68.6
Losses and loss adjustment expenses incurred - total	$(221.9)	$(0.8)		$(222.7)

Underwriting Ratios(1)
Loss ratio - current year	63.1%	21.2%		58.1%
Loss ratio - prior accident years	(12.9%)	(19.8%)		(13.7%)
Loss ratio - total	50.2%	1.4%		44.4%
Policy acquisition expense ratio	28.2%	30.1%		28.4%
Underwriting ratio	78.4%	31.5%		72.8%
The Fidelis Partnership commissions ratio				15.0%
General and administrative expense ratio				4.9%
Combined ratio				92.7%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six Months Ended June 30, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,169.3	$772.6	$—	$2,941.9
Net premiums written	1,355.1	370.2	—	1,725.3
Net premiums earned	970.8	170.2	—	1,141.0
Losses and loss adjustment expenses	(573.2)	(152.7)	—	(725.9)
Policy acquisition expenses	(297.1)	(39.8)	(149.0)	(485.9)
General and administrative expenses	—	—	(44.3)	(44.3)
Underwriting income/(loss)	100.5	(22.3)		(115.1)
Net investment income				94.1
Net realized and unrealized investment gains				12.6
Corporate and other expenses				(1.2)
Net foreign exchange losses				(0.5)
Financing costs				(18.0)
Loss before income taxes				(28.1)
Income tax benefit				5.3
Net loss				$(22.8)

Losses and loss adjustment expenses incurred - current year	(467.3)	(210.2)		$(677.5)
Losses and loss adjustment expenses incurred - prior accident years	(105.9)	57.5		(48.4)
Losses and loss adjustment expenses incurred - total	$(573.2)	$(152.7)		$(725.9)

Underwriting Ratios(1)
Loss ratio - current year	48.1%	123.5%		59.4%
Loss ratio - prior accident years	10.9%	(33.8%)		4.2%
Loss ratio - total	59.0%	89.7%		63.6%
Policy acquisition expense ratio	30.6%	23.4%		29.5%
Underwriting ratio	89.6%	113.1%		93.1%
The Fidelis Partnership commissions ratio				13.1%
General and administrative expense ratio				3.9%
Combined ratio				110.1%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Six Months Ended June 30, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,034.1	$673.4	$—	$2,707.5
Net premiums written	1,132.6	315.4	—	1,448.0
Net premiums earned	883.6	105.5	—	989.1
Losses and loss adjustment expenses	(419.7)	14.7	—	(405.0)
Policy acquisition expenses	(254.6)	(23.9)	(151.7)	(430.2)
General and administrative expenses	—	—	(48.0)	(48.0)
Underwriting income	209.3	96.3		105.9
Net investment income				87.0
Net realized and unrealized investment losses				(16.0)
Corporate and other expenses				(1.6)
Net foreign exchange losses				(0.1)
Financing costs				(17.2)
Income before income taxes				158.0
Income tax expense				(23.1)
Net income				$134.9

Losses and loss adjustment expenses incurred - current year	(519.3)	(21.3)		$(540.6)
Losses and loss adjustment expenses incurred - prior accident years	99.6	36.0		135.6
Losses and loss adjustment expenses incurred - total	$(419.7)	$14.7		$(405.0)

Underwriting Ratios(1)
Loss ratio - current year	58.8%	20.2%		54.6%
Loss ratio - prior accident years	(11.3%)	(34.1%)		(13.7%)
Loss ratio - total	47.5%	(13.9%)		40.9%
Policy acquisition expense ratio	28.8%	22.7%		28.2%
Underwriting ratio	76.3%	8.8%		69.1%
The Fidelis Partnership commissions ratio				15.3%
General and administrative expense ratio				4.9%
Combined ratio				89.3%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.
4.           Investments
At June 30, 2025, the Group’s investments are substantially all managed by external investment managers through individual investment management agreements. The Group monitors activity and performance of the external managers on an ongoing basis.
a.Fixed maturity securities
The following table summarizes the fair value of fixed maturity investments:

	June 30, 2025
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$435.3	$6.4	$(0.2)	$441.5
Agencies	6.8	—	—	6.8
Non-U.S. government	48.0	0.6	—	48.6
Corporate bonds	1,676.4	31.1	(0.5)	1,707.0
Residential mortgage-backed	237.5	3.8	—	241.3
Commercial mortgage-backed	0.6	—	—	0.6
Other asset-backed securities	263.9	2.0	(0.2)	265.7
Total fixed maturity securities	$2,668.5	$43.9	$(0.9)	$2,711.5

	December 31, 2024
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$747.6	$2.1	$(3.1)	$746.6
Agencies	11.5	—	—	11.5
Non-U.S. government	46.6	0.1	(0.3)	46.4
Corporate bonds	1,906.3	10.9	(4.0)	1,913.2
Residential mortgage-backed	279.5	0.8	(1.2)	279.1
Commercial mortgage-backed	—	0.4	—	0.4
Other asset-backed securities	412.3	2.3	(0.2)	414.4
Total fixed maturity securities	$3,403.8	$16.6	$(8.8)	$3,411.6
Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed maturity securities, nationally recognized statistical rating organizations are used and the middle of three ratings or the lower of two is taken. The composition of the fair values of fixed maturity securities by credit rating is as follows:

	June 30, 2025		December 31, 2024
	Fair Value	%	Fair Value	%
AAA	$238.6	8%	$399.4	12%
AA	870.5	32%	1,245.6	37%
A	1,156.4	43%	1,270.9	37%
BBB	425.4	16%	453.1	13%
Below BBB	20.6	1%	42.6	1%
Total fixed maturity securities	$2,711.5	100%	$3,411.6	100%
The contractual maturities for fixed maturity securities are listed in the following table:

	June 30, 2025		December 31, 2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$125.1	$125.2	$147.9	$147.6
Due after one year through five years	1,659.4	1,687.2	2,141.2	2,149.8
Due after five years through ten years	576.2	587.0	767.7	766.7
Due after ten years	307.8	312.1	347.0	347.5
Total fixed maturity securities	$2,668.5	$2,711.5	$3,403.8	$3,411.6
Expected maturities may differ from contractual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Additionally, lenders may have the right to put the securities back to the borrower.
b.Short-term investments
The Group’s short-term investments consist of U.S. Treasuries, corporate bonds and other asset-backed securities with maturities of 90 days or greater but less than one year at the time of purchase:

	June 30, 2025
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$174.5	$—	$—	$174.5
Corporate bonds	0.2	—	—	0.2
Other asset-backed securities	0.3	—	—	0.3
Total short-term investments	$175.0	$—	$—	$175.0

	December 31, 2024
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$220.5	$0.2	$—	$220.7
Corporate bonds	1.1	—	—	1.1
Other asset-backed securities	0.3	—	—	0.3
Total short-term investments	$221.9	$0.2	$—	$222.1

The composition of the fair values of short-term investments by credit rating is as follows:

	June 30, 2025		December 31, 2024
	Fair Value	%	Fair Value	%
AAA	$0.3	—%	$0.3	—%
AA	174.5	100%	220.7	100%
A	0.2	—%	—	—%
BBB	—	—%	0.2	—%
Below BBB	—	—%	0.9	—%
Total short-term investments	$175.0	100%	$222.1	100%
c.Available-for-sale - net loss position
The following table summarizes, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Group’s available-for-sale portfolio:

	June 30, 2025
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$95.8	$—	$(0.2)	19
Agencies	1.9	—	—	1
Non-U.S. government	3.6	—	—	3
Corporate bonds	39.1	(0.3)	(0.2)	50
Residential mortgage-backed	2.4	—	—	1
Other asset-backed securities	42.1	(0.2)	—	36
Total	$184.9	$(0.5)	$(0.4)	110

	December 31, 2024
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$307.6	$(2.8)	$(0.3)	48
Agencies	4.0	—	—	2
Non-U.S. government	23.7	(0.1)	(0.2)	11
Corporate bonds	543.6	(3.4)	(0.6)	310
Residential mortgage-backed	91.9	(1.1)	(0.1)	35
Other asset-backed securities	64.7	(0.2)	—	25
Total	$1,035.5	$(7.6)	$(1.2)	431
At June 30, 2025 on a security level basis, 110 securities out of a total of approximately 1,454 securities were in an unrealized loss position and the largest unrealized loss from a single security in the Group’s fixed maturity portfolio was $0.2 million. At December 31, 2024, on a security level basis, 431 securities out of a total of approximately 1,713 securities were in an unrealized loss position and the largest unrealized loss from a single security in the Group’s fixed maturity portfolio was $0.5 million.
d.Allowance for expected credit losses - available-for-sale
The following table provides a roll forward of the allowance for expected credit losses of the Group’s securities classified as available-for-sale:

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Balance at beginning of period	$1.9	$2.4	$5.9	$1.3
Expected credit losses on securities where credit losses were not previously recognized	0.2	1.2	0.7	1.7
Additions/(reductions) for expected credit losses on securities where credit losses were previously recognized	(0.8)	(0.3)	(5.2)	0.5
Securities sold/redeemed/matured	(0.7)	(0.1)	(0.8)	(0.3)
Balance at end of period	$0.6	$3.2	$0.6	$3.2

The Group assesses each quarter whether the decline in fair value of an available-for-sale security below its amortized cost is the result of a credit loss. All available-for-sale securities with unrealized losses are reviewed. The Group considers many factors to determine whether a credit loss exists, including the extent to which fair value is below cost, the implied yield to maturity, rating downgrades of the security and whether or not the issuer has failed to make scheduled principal or interest payments. The Group also takes into consideration information about the financial condition of the issuer and industry factors that could negatively impact the capital markets.
If the decline in fair value of an available-for-sale security below its amortized cost is considered to be the result of a credit loss, the Group compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the expected credit loss, which is recorded as an allowance and recognized in net income.
e.Other investments, at fair value
The following table provides a summary of the Group’s other investments by investment strategy:

	June 30, 2025		December 31, 2024
	Fair Value	%	Fair Value	%
Hedge funds
Credit	$23.7	9%	$22.3	12%
Global macro	40.9	15%	44.8	22%
Long/short	48.3	18%	44.9	22%
Multi-strategy and event-driven	92.9	35%	89.0	44%
Multi-asset credit funds	61.9	23%	—	—%
Total other investments	$267.7	100%	$201.0	100%
Other investments in hedge funds are redeemable over periods ranging from one month to greater than twelve months.
The common redemption restrictions which may impact the Group's ability to redeem hedge funds are lock-up periods, hold-backs and gates. A lock-up period is the initial amount of time an investor is contractually required to remain invested in the fund before having the ability to redeem in whole or in part. A hold-back entitles the fund to retain up to 10% of a total redemption request, pending completion of the external audit for the financial year in which the redemption occurs. A gate is a suspension of redemptions which may be implemented by the investment manager of the fund to defer, in whole or in part, the redemption request in the event the aggregate amount of redemption requests exceeds a specified percentage of the fund’s net assets. At June 30, 2025, approximately 91% of the total hedge fund investment can be redeemed within the next twelve months, while approximately 9% of the total hedge fund investment could be subject to lock-ups or hold-backs and are not redeemable within twelve months. At June 30, 2025, none of the hedge funds were subject to a gate.
The multi-asset credit funds invest in various credit sectors, such as investment-grade bonds, high-yield debt, emerging market debt, bank loans, and asset-backed securities. These are managed to optimize yield and total return while managing credit and duration risk. At June 30, 2025, approximately 15% of the multi-asset credit funds investment were subject to lock-ups or hold-backs and are not redeemable within twelve months. The remaining funds can be redeemed within 30 days’ notice.
f.Net investment income and net realized and unrealized investment gains
The components of net investment return are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net interest and dividend income	$47.0	$47.4	$98.3	$89.5
Investment expenses	(2.4)	(1.4)	(4.2)	(2.5)
Net investment income	44.6	46.0	94.1	87.0
Net realized gains/(losses) on fixed maturity securities, available-for-sale	0.8	(6.1)	1.6	(13.5)
Net realized gains on other investments	0.1	—	0.1	—
Change in net unrealized gains/(losses) on other investments	4.5	(0.1)	5.6	(0.6)
Change in provision for expected credit losses	1.3	(0.8)	5.3	(1.9)
Net realized and unrealized investment gains/(losses)	6.7	(7.0)	12.6	(16.0)
Total realized and unrealized investments gains/(losses) and net investment income	$51.3	$39.0	$106.7	$71.0

5.           Fair Value Measurements
FASB ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair value hierarchy
FASB ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Group’s market assumptions. The fair value hierarchy is as follows:
•Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. The fair value is determined by multiplying the quoted price by the quantity held by the Group.
•Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices (e.g. interest rates, yield curves, prepayment spreads, default rate, etc.) for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or can be corroborated by observable market data.
•Level 3: Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement. Significant management assumptions can be used to establish management’s best estimate of the assumptions used by other market participants in determining the fair value of the asset or liability.
As required under the fair value hierarchy, the Group considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observable prices in those markets.
The Group’s policy with respect to transfer between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.
Determination of fair value
The following section describes the valuation methodologies used by the Group to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.
Fixed maturity securities
Fair values for all securities in the fixed income investment portfolio are independently provided by the investment administrator, investment custodians, and investment managers, each of which utilize internationally recognized independent pricing services.
For determining the fair value of securities that are not actively traded, in general, pricing services use “matrix pricing” in which the independent pricing service uses observable market inputs including, but not limited to, reported trades, benchmark yields, broker-dealer quotes, interest rates, prepayment spreads, default rates and such other inputs as are available from market sources to determine a reasonable fair value.
The following describes the techniques generally used to determine the fair value of the Group’s fixed maturity securities by asset class.
•U.S. Treasuries are bonds issued by the U.S. government. The significant inputs used to determine the fair value of these securities are based on quoted prices in active markets for identical assets and are therefore classified within Level 1.
•Agency securities consist of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are classified as Level 2.
•Non-U.S. government securities consist of bonds issued by non-U.S. governments and supranationals. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
•Corporate bonds consist primarily of investment-grade debt of a wide variety of corporate issuers and industries. When available, significant inputs are used to determine the fair value of these securities and are based on quoted prices in active markets for similar assets. When not available, the fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes, benchmark yields, and industry and market indicators. The fair values of these securities are classified as Level 2.

•Residential mortgage-backed securities include agency mortgage-backed securities and agency collateralized mortgage obligations. These are individually evaluated using option adjusted spreads (“OAS”) and nominal spreads. The OAS valuations use a third-party prepayment model and OAS. Spreads are based upon tranche type and average life volatility. These spreads are gathered from dealer quotes, trade prices, and the new issue market. The fair values of these securities are classified as Level 2.
•Commercial mortgage-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. Securities held in this sector are primarily priced by pricing services. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, current price data, the swap curve as well as cash settlement. The fair values of these securities are classified as Level 2.
•Other asset-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. The underlying collateral for asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, tranche type, interest rate data and credit spreads. The Group classifies these securities within Level 2.
Short-term investments
The Group’s short-term investments are classified within the fair value hierarchy using the methodologies specified for our fixed maturity securities above.
The Group also invests in money market funds that are classified within Level 1 as their fair values are based on the publicly available net asset value per share.
Derivative assets and liabilities
Exchange-traded derivatives, measured at fair value using quoted prices in active markets, where available, are classified as Level 1 of the fair value hierarchy.
Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuation techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.
The following tables present the financial instruments measured at fair value on a recurring basis at June 30, 2025 and December 31, 2024:

	June 30, 2025
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$1,020.8	$—	$—	$1,020.8
Fixed maturity securities
U.S. Treasuries	441.5	—	—	441.5
Agencies	—	6.8	—	6.8
Non-U.S. government	—	48.6	—	48.6
Corporate bonds	—	1,707.0	—	1,707.0
Residential mortgage-backed	—	241.3	—	241.3
Commercial mortgage-backed	—	0.6	—	0.6
Other asset-backed securities	—	265.7	—	265.7
Total fixed maturity securities	441.5	2,270.0	—	2,711.5
Short-term investments
Corporate bonds	—	0.2	—	0.2
U.S. Treasuries	174.5	—	—	174.5
Other asset-backed securities	—	0.3	—	0.3
Total short-term investments	174.5	0.5	—	175.0
Other assets
Investments pending settlement	30.2	—	—	30.2
Total other assets	30.2	—	—	30.2
Total assets measured at fair value	$1,667.0	$2,270.5	$—	$3,937.5
Liabilities
Other liabilities
Derivative liabilities	$—	$(4.3)	$—	$(4.3)
Investments pending settlement	(5.4)	—	—	(5.4)
Total other liabilities	(5.4)	(4.3)	—	(9.7)
Total liabilities measured at fair value	$(5.4)	$(4.3)	$—	$(9.7)

	December 31, 2024
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$558.1	$—	$—	$558.1
Fixed maturity securities
U.S. Treasuries	746.6	—	—	746.6
Agencies	—	11.5	—	11.5
Non-U.S. government	—	46.4	—	46.4
Corporate bonds	—	1,913.2	—	1,913.2
Residential mortgage-backed	—	279.1	—	279.1
Commercial mortgage-backed	—	0.4	—	0.4
Other asset-backed securities	—	414.4	—	414.4
Total fixed maturity securities	746.6	2,665.0	—	3,411.6
Short-term investments
Corporate bonds	—	1.1	—	1.1
U.S. Treasuries	220.7	—	—	220.7
Other asset-backed securities	—	0.3	—	0.3
Total short-term investments	220.7	1.4	—	222.1
Other assets
Investments pending settlement	0.5	—	—	0.5
Total other assets	0.5	—	—	0.5
Total assets measured at fair value	$1,525.9	$2,666.4	$—	$4,192.3
Liabilities
Other liabilities
Derivative liabilities	$—	$(0.5)	$—	$(0.5)
Investments pending settlement	(21.1)	—	—	(21.1)
Total other liabilities	(21.1)	(0.5)	—	(21.6)
Total liabilities measured at fair value	$(21.1)	$(0.5)	$—	$(21.6)
There were no transfers into or out of Level 1 and Level 2 during the six months ended June 30, 2025 and the year ended December 31, 2024.

Fair value of financial instrument liabilities
The following table presents financial instruments for which the carrying value differs from the estimated fair values at June 30, 2025 and December 31, 2024. The fair values of the below financial instruments are based on observable inputs and are considered Level 2 measurements.

	June 30, 2025		December 31, 2024
	Fair Value	Carrying Value	Fair Value	Carrying Value
7.750% Subordinated notes due 2055	$412.8	$393.3	$—	$—
4.875% Senior notes due 2030	330.5	326.0	319.7	325.6
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	124.6	123.3	123.2	123.3
Preference securities	$—	$—	$57.2	$58.4

6.           Total Cash, Cash Equivalents, Restricted Cash and Restricted Investments
The Group has cash and investments in trust funds that support the insurance contracts written on certain lines of business and in segregated portfolios primarily to provide collateral for letters of credit.
The following table provides a summary of cash and cash equivalents, restricted cash and restricted investments at June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	$919.4	$743.0
Restricted cash securing letter of credit facilities	18.3	51.6
Restricted cash securing reinsurance contracts	165.8	152.0
Total cash, cash equivalents and restricted cash	1,103.5	946.6
Restricted investments securing reinsurance contracts and letter of credit facilities	1,268.5	1,328.7
Total cash, cash equivalents, restricted cash and restricted investments	$2,372.0	$2,275.3
7.           Derivative Financial Instruments
The Group enters into derivative instruments such as futures and swaps primarily for fixed income portfolio interest rate and credit exposure management, and forward contracts for foreign currency exposure management. The Group’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Group’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.
The following table identifies the listing currency, fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk:

		June 30, 2025		December 31, 2024
	Listing currency (1)	Notional amounts(2)	Fair value	Notional amounts(2)	Fair value
Derivative liabilities
Forwards (3)	AUD/CAD/EUR/GBP/JPY/NZD	$153.0	$(4.3)	$31.0	$(0.5)
Total derivative liabilities		$153.0	$(4.3)	$31.0	$(0.5)
__________________
(1)AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBP = British Pound Sterling, JPY = Japanese Yen, and NZD = New Zealand dollar
(2)The absolute notional exposure represents the Group’s derivative activity, which is representative of the volume of derivatives held during the period.
(3)Contracts used to manage foreign currency risks in underwriting and non-investment operations.
The following table presents the Group’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the three and six months ended June 30, 2025 and 2024. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net realized and unrealized investment gains/(losses) and net foreign exchange (gains)/losses in the Consolidated Statements of Income.

	Three Months Ended				Six Months Ended
	June 30, 2025		June 30, 2024		June 30, 2025		June 30, 2024
	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Foreign exchange contracts
Forwards (1)	$(8.8)	$(2.6)	$1.6	$(1.2)	$(12.0)	$(3.9)	$(1.3)	$(0.3)
Total	$(8.8)	$(2.6)	$1.6	$(1.2)	$(12.0)	$(3.9)	$(1.3)	$(0.3)
__________________
(1)Contracts used to manage foreign currency risks in underwriting and non-investment operations.
The Group obtains and provides collateral from and to counterparties for over-the-counter derivative financial instruments in accordance with bilateral credit facilities.
The Group does not offset its derivative instruments and presents all amounts in the Consolidated Balance Sheets on a gross basis. Unrealized gains are included within other assets and unrealized losses are included within other liabilities. The Group has pledged cash collateral to counterparties to support the current value of amounts due to the counterparties based on the value of the underlying security.
8.           Reserves for Losses and Loss Adjustment Expenses
The reserves for losses and loss adjustment expenses include an amount determined from reported claims, and estimates based on historical loss experience and industry statistics for losses incurred but not reported using a variety of actuarial methods.
The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the estimates the Group has made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience.
The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding companies and insureds and represent the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by the Group.
Losses and loss adjustment expenses incurred but not reported (“IBNR”) reserves are established by management based on actuarial estimates of ultimate losses and loss adjustment expenses. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity, frequency of large losses and catastrophes, and other factors which may vary significantly as claims are settled.
Actuarial inputs include the Group’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. Due to the limited historical data available, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, large and catastrophic claims.
The Group estimates reserves for unallocated claims adjustment expenses (“ULAE”) based on a percentage of loss reserves as determined by management. However, this may be overridden in exceptional circumstances where this approach is not deemed appropriate. There were no material changes made to the Group’s methodology for calculating reserves for unallocated claims adjustment expenses for the six months ended June 30, 2025.
The following table presents a reconciliation for the period of reserves for losses and loss adjustment expenses for the six months ended June 30, 2025 and June 30, 2024:

	June 30, 2025	June 30, 2024
Reserves for losses and loss adjustment expenses, beginning of period	$3,134.3	$2,448.9
Reinsurance recoverable on reserves for losses and loss adjustment expenses	(1,255.6)	(1,108.6)
Net reserves for losses and loss adjustment expenses, beginning of period	1,878.7	1,340.3
Net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	677.5	540.6
Prior years	48.4	(135.6)
Total incurred	725.9	405.0
Net losses and loss adjustment expenses paid in respect of losses occurring in:
Current year	(191.2)	(18.2)
Prior years	(1,149.9)	(165.6)
Total paid	(1,341.1)	(183.8)
Foreign exchange	27.3	(13.6)
Net reserves for losses and loss adjustment expenses, end of period	1,290.8	1,547.9
Reinsurance recoverable on reserves for losses and loss adjustment expenses	1,244.7	1,154.8
Reserves for losses and loss adjustment expenses, end of period	$2,535.5	$2,702.7
As a result of the changes in estimates of insured events in prior years, the reserves for losses and loss adjustment expenses net of reinsurance recoveries increased by $48.4 million for the six months ended June 30, 2025 (2024: decreased by $135.6 million).
Net adverse development for the six months ended June 30, 2025 resulted from an increase in our Aviation & Aerospace line of business in the Insurance segment related to the Ukraine Conflict, partially offset by better than expected loss development in both operating segments.
In the Insurance segment, for the six months ended June 30, 2025 the net adverse development of $105.9 million was driven primarily by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase includes the impact of the settlement of certain aviation litigation related claims during the year, as well as the judgment handed down by the English High Court. The increase was partially offset by better than expected loss emergence in our Property and Other Insurance lines of business.

In the Reinsurance segment, for the six months ended June 30, 2025 the net favorable development of $57.5 million was driven by positive development on catastrophe losses and benign prior year attritional experience.
Net favorable development for the six months ended June 30, 2024 resulted from better than expected loss development across both segments. The favorable development in the Insurance segment of $99.6 million was driven primarily by better than expected loss emergence in the Property, Marine and Other Insurance lines of business. The favorable development in the Reinsurance segment of $36.0 million was driven by positive development on catastrophe losses and benign prior year attritional experience
9.          Reinsurance and Retrocessional Reinsurance
In the normal course of business, the Group purchases reinsurance and retrocessional protection to mitigate its loss exposure. The Group is exposed to the credit risk of the reinsurers, including the risk that one of its reinsurers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. This credit risk is generally mitigated by either selecting well capitalized, highly rated authorized capacity providers or requiring that the capacity provider post collateral to secure the reinsured risks, which, in some instances, exceeds the related reinsurance recoverable. Allowances are established for amounts deemed uncollectible.
The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. At June 30, 2025, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,244.7 million (December 31, 2024: $1,255.6 million) and the reinsurance balance recoverable on paid losses was $321.5 million (December 31, 2024: $278.4 million). In evaluating the allowance for expected credit losses, the Group assesses the probability of default and loss given default for each reinsurer. This evaluation utilizes counterparty ratings from a major rating agency and an assessment of the current market conditions for the likelihood of default. An inability of its reinsurers or retrocessionaires to meet their obligations to the Group over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations.
The allowance for expected credit losses of the Group's reinsurance recoverables on paid losses and on reserves for losses and loss adjustment expenses at June 30, 2025 was $0.2 million and $0.8 million, respectively (December 31, 2024: $0.2 million and $0.8 million, respectively).
10.          Long Term Debt and Preference Securities
Long-term debt
On June 13, 2025, the Group issued $400.0 million of its 7.750% Fixed-Rate Reset Subordinated Notes due June 15, 2055 (collectively, the “Subordinated Notes”), with interest payable on June 15 and December 15 of each year, commencing on December 15, 2025. From the issue date to, but excluding, June 15, 2035, the Subordinated Notes will bear interest at a fixed rate of 7.750% per annum. From and including June 15, 2035, and every five years on June 15 thereafter, the interest rate will reset to the then-current five-year U.S. Treasury rate plus 4.280%, as determined on the applicable reset date. The Subordinated Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Subordinated Notes. However, the Subordinated Notes may only be redeemed if enhanced capital requirements, as established by the Bermuda Monetary Authority (“BMA”), would be breached immediately before or after giving effect to the redemption of such notes, unless the Group replaces the capital represented by the Subordinated Notes to be redeemed or repaid with capital having equal or better capital treatment as the notes under applicable BMA rules. Notwithstanding the foregoing, the Subordinated Notes may not be redeemed prior to June 15, 2030 unless the BMA does not object to such redemption, having been provided notice of the redemption, and the conditions in the foregoing sentence are satisfied. The Subordinated Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On October 16, 2020, the Group issued $105.0 million, and on October 20, 2020, the Group issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (collectively, the “Junior Notes”) with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. The interest rate is reset on April 1, 2026 at the U.S. five-year treasury rate on the reset interest determination date plus 6.323%, and every five years on April 1 thereafter. The Junior Notes are redeemable at par value for six months after each interest rate reset date. The Junior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On June 18, 2020, the Group issued $300.0 million and on July 2, 2020 the Group issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030 (collectively, the “Senior Notes”), with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The Senior Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Senior Notes. However, the Senior Notes may not be redeemed at any time prior to their maturity if enhanced capital requirements, as established by the BMA, would be breached immediately before or after giving effect to the redemption of such notes, unless the Group replaces the capital represented by the Senior Notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs at June 30, 2025 and December 31, 2024:

	June 30, 2025		December 31, 2024
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
Fixed Rate Reset Subordinated Notes due 2055	$400.0	$(6.7)	$—	$—
4.875% Senior notes due 2030	330.0	(4.0)	330.0	(4.4)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	125.0	(1.7)	125.0	(1.7)
Total	$855.0	$(12.4)	$455.0	$(6.1)
Preference securities
In 2015, the Group issued shares of cumulative 9% preference securities with a redemption price equal to $10,000 per share, plus all declared and unpaid dividends (the “Preference Securities”). The Preference Securities were subject to mandatory redemption on June 15, 2050. The Preference Securities were subject to redemption at the option of the Group as follows: (i) if the redemption occurs prior to December 15, 2025, at an amount equal to the present value (calculated using the Treasury Rate for the remaining term to December 15, 2025, plus 0.5%) of the redemption price plus the remaining scheduled dividend payments up to December 15, 2025; or (ii) if the redemption occurs after December 15, 2025, at an amount equal to the redemption price plus all accrued and unpaid dividends, if any, through the date of redemption. On June 13, 2025, the Group redeemed its Preference Securities at their liquidation preference of $58.4 million plus a make-whole payment of $1.2 million, which is included in corporate and other expenses in the Consolidated Statements of Income. At June 30, 2025, there were no Preference Securities outstanding and no other outstanding amounts are payable to holders of the Preference Securities.
Holders of Preference Securities were entitled to receive quarterly dividend payments in the amount per share equal to 9% of the $10,000 liquidation preference per annum.
During the three and six months ended June 30, 2025, the Group paid quarterly preference dividends of $1.3 million and $2.6 million, respectively, (2024: $1.3 million and $2.6 million) to holders of the Group’s Preference Securities. The preference dividends are recorded as a component of financing costs on the Consolidated Statements of Income.

	June 30, 2025	December 31, 2024
Preference securities, par value $0.01 per share
Authorized	—	1,000,000
Issued and outstanding:
9% cumulative preference shares	—	5,835

11.          Commitments and Contingencies
a.Letter of credit facilities
At June 30, 2025, the Group had the following letter of credit facilities:

	June 30, 2025
Bank	Commitment	In Use	Date of Expiry
Lloyds Bank plc(2)
Unsecured	$25.0	$8.8	September 21, 2025
Secured	100.0	52.2	September 21, 2025
Total Lloyds Bank Plc	125.0	61.0
Citibank N.A. London branch(1)(2)
Secured	70.0	30.6	December 31, 2025
Total Citibank N.A. London branch	70.0	30.6
Barclays Bank plc(1)(2)
Unsecured	60.0	11.8	September 13, 2025
Secured	80.0	27.1	September 13, 2025
Total Barclays Bank plc	140.0	38.9
Bank of Montreal(1)(2)
Unsecured	40.0	10.4	September 18, 2025
Secured	100.0	47.5	September 18, 2025
Total Bank of Montreal	140.0	57.9
Total letters of credit facilities	$475.0	$188.4
__________________
(1)Letters of credit can be issued under the Standby Letter of Credit Facilities for the purposes of supporting insurance and reinsurance obligations.
(2)The Facility agreements allow for additional capacity in the form of accordions and uncommitted amounts. The maximum additional capacity from the lenders as of June 30, 2025, was: Lloyds Bank plc $50.0 million; Citibank N.A. London Branch $200.0 million; Barclays Bank plc $80.0 million; and Bank of Montreal $60.0 million.
The following table shows the value of the collateral underlying the secured letter of credit facilities:

Bank	June 30, 2025
Lloyds Bank plc	$58.3
Citibank N.A. London branch	32.1
Barclays Bank plc	36.9
Bank of Montreal	53.3
Total	$180.6
The Group's letter of credit facilities are generally bilateral agreements with a one or two year term. The letters of credit issued under the secured letter of credit facilities are fully collateralized. Each of the above facilities are subject to various affirmative, negative and financial covenants that the Group considers to be customary for such borrowings including certain minimum net worth and maximum debt to capitalization standards.
b.Legal proceedings
From time to time in the normal course of business, the Group may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations of the Group under the Group’s (re)insurance contracts, and other contractual agreements, or other matters as the case may be. In some disputes, the Group may seek to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Group may resist attempts by others to collect funds or enforce alleged rights. While the final outcome of legal disputes that may arise cannot be predicted with certainty, the Group does not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which the Group is currently a party will have a material adverse effect on the financial condition of the Group’s business as a whole after consideration of any applicable reserves.
c.Concentration of credit risk
Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Group underwrites a significant portion of its (re)insurance business through brokers and as a result credit risk exists should any of these brokers be unable to fulfil their contractual obligations with respect to the payments of premium or failure to pass on claims, if there is risk transfer, to the Group. The Group has policies and standards in place to manage and monitor the credit risk of intermediaries with a focus on day-

to-day monitoring of the largest positions. Note 9 (Reinsurance and Retrocessional Reinsurance) describes the credit risk related to the Group’s reinsurance recoverables.
12.          Related Party Transactions
On January 3, 2023, The Fidelis Partnership acquired 9.9% of the common shares of the Group. Certain directors, executive officers and management of The Fidelis Partnership also own common shares of the Group.
On December 20, 2022, the Group and The Fidelis Partnership entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that governs the ongoing relationship between the two groups. Years one to three roll automatically, whereas from year four onwards, the Framework Agreement will roll at the sole written election of the Group, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by the Group to elect not to roll the Framework Agreement will mean that the remainder of the 10-year terms then in effect will continue in place.
The underwriting activities of FIBL, FUL and FIID have been outsourced to the corresponding operating subsidiaries of The Fidelis Partnership on a jurisdictional basis. The Fidelis Partnership manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by The Fidelis Partnership to the Group include sourcing and administering the outwards reinsurance program, and support with business planning, capital management, insurance contract accounting and information technology. The Framework Agreement provides for the payment of the following fees with effect from January 1, 2023:
a.Ceding commissions: (i) a ceding commission of 11.5% of net premiums written of open market business procured by The Fidelis Partnership on or after January 1, 2023; (ii) a ceding commission of 3.0% of net premiums written of business sourced by The Fidelis Partnership via third party managing general underwriters on or after January 1, 2023; and (iii) a portfolio management fee of 3.0% of net premiums written of the business sourced by The Fidelis Partnership.
b.Profit commission: a profit commission of 20.0% of the aggregate operating profit (defined as underwriting income on business written by The Fidelis Partnership, subject to certain parameters for the allocation of general and administrative expenses, financing costs and other items, and excluding investment income), subject to a hurdle rate of return of 5.0% of underwriting return on equity.
For insurance contracts sourced by The Fidelis Partnership’s Managing General Agent incubator platform, Pine Walk, the fees and commissions follow separately negotiated arrangements and will not attract additional commissions under the terms of the Framework Agreement other than the portfolio management fee of 3.0%.
The following table summarizes The Fidelis Partnership commissions earned, which are included in policy acquisition expenses in the Consolidated Statements of Income:

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Ceding commission expense	$70.6	$73.4	$149.0	$141.1
Profit commission expense	—	1.6	—	10.6
Total commissions	$70.6	$75.0	$149.0	$151.7
Amounts receivable from The Fidelis Partnership at June 30, 2025 of $282.6 million (December 31, 2024: $208.9 million) primarily consist of amounts collected by The Fidelis Partnership on behalf of the Group that were not remitted prior to the end of the period. Amounts payable to The Fidelis Partnership at June 30, 2025 of $502.5 million (December 31, 2024: $385.8 million) primarily consist of amounts payable to The Fidelis Partnership for ceding and profit commissions, and claims paid by The Fidelis Partnership on the Group’s behalf.
The Framework Agreement also provides that, in respect of commissions and profit commissions on ceded quota share business, the Group shall retain 1.0% of reinsurance premiums ceded and the remainder is to be paid to The Fidelis Partnership. Commissions on ceded business for the three and six months ended June 30, 2025 of $25.3 million and $55.2 million, respectively, (2024: $22.9 million and $43.1 million) were paid to The Fidelis Partnership. For the three and six months ended June 30, 2025 due to a reduction in profit commission income on ceded business, we recovered $(25.5) million and $(16.2) million, respectively, (2024: $6.2 million and $14.1 million paid) from The Fidelis Partnership.
Insurance contracts sourced by Pine Walk contain profit commissions based on the results of each individual contract. The expense for the three and six months ended June 30, 2025 was $21.6 million and $33.3 million, respectively, (2024: $1.0 million and $16.5 million) and was included within policy acquisition expenses.
The Fidelis Partnership provides the Group with certain support services on a cost-plus basis, such as support with business planning, insurance contract accounting and information technology. Included within general and administrative expenses for the three and six months ended June 30, 2025 are charges of $0.7 million and $1.8 million, respectively, (2024: $1.4 million and $3.0 million) from The Fidelis Partnership for such services.
13.          Earnings Per Share

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Earnings/(loss) per common share
Net income/(loss)	$19.7	$53.7	$(22.8)	$134.9
Weighted average common shares outstanding	108,627,579	117,089,293	110,077,312	117,373,655
Earnings/(loss) per common share	$0.18	$0.46	$(0.21)	$1.15

Earnings/(loss) per diluted common share
Net income/(loss)	$19.7	$53.7	$(22.8)	$134.9
Weighted average common shares outstanding	108,627,579	117,089,293	110,077,312	117,373,655
Share-based compensation plans	508,245	535,729	—	487,327
Weighted average diluted common shares outstanding	109,135,824	117,625,022	110,077,312	117,860,982
Earnings/(loss) per diluted common share	$0.18	$0.46	$(0.21)	$1.14
Share-based compensation plans are excluded from the calculation of diluted loss per share in the six months ended June 30, 2025 as their effect is anti-dilutive.
14.          Share Capital Authorized and Issued
The following sets out the number and par value of shares authorized, issued and outstanding:

	June 30, 2025	December 31, 2024
Common shares, par value $0.01 per share
Authorized	600,000,000	600,000,000

Issued and outstanding
Common shares	104,861,827	111,730,209
Common shares
Cash dividends of $0.10 and $0.20 per common share were declared and paid in the three and six months ended June 30, 2025 (2024: $0.10 and $0.20 per common share).
Common share repurchases
On December 21, 2023 and on August 14, 2024, the Board of Directors approved the adoption of common share repurchase programs of up to $50.0 million and up to $200.0 million, respectively, of Fidelis’ outstanding common shares, utilizing a variety of methods, including open market purchases, accelerated share repurchases and privately negotiated transactions.
The following table summarizes common shares repurchased in the three and six months ended June 30, 2025 and 2024:

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Common shares repurchased	5,484,838	1,932,418	6,923,116	2,290,020
Cost of shares repurchased, inclusive of commissions	$88.7	$33.7	$110.8	$38.7
Weighted average price per share, inclusive of commissions	$16.17	$17.43	$16.01	$16.89
Included in common shares repurchased in the three months ended June 30, 2025 were 3,109,452 common shares repurchased from CVC Falcon Holdings Limited, a longstanding shareholder, for $50.0 million in a privately negotiated transaction.
Included in common shares repurchased in the three and six months ended June 30, 2025, were 541,639 and 677,723, respectively, (2024: 154,725 and 154,725) common shares repurchased from The Fidelis Partnership for $8.8 million and $10.9 million, respectively, (2024: $2.7 million and $2.7 million). These transactions were effected at a price equal to the average price paid by the Group on such day for share repurchases from all other shareholders. Common shares repurchased by the Group are retired. Common shares repurchased by the Group prior to June 30, 2025 that were held as treasury shares have been retired. The unutilized amount of the share repurchase authorization at June 30, 2025 was $33.8 million.

15.          Income Taxes
The Group’s income tax expense/(benefit) for the three and six months ended June 30, 2025, resulted in an effective tax rate of 11.3% and 18.9%, respectively, (2024: 14.6% and 14.6%). The income tax expense/(benefit) for the three and six months ended June 30, 2025 was $2.5 million and $(5.3) million, respectively, (2024: $9.2 million and $23.1 million).
Due to FIHL being a U.K. tax resident company, in 2024 a U.K. top-up tax of 15% was payable on the taxable net income of FIBL. This resulted from the Pillar II requirements that became effective from January 1, 2024 in the U.K. In 2025, FIBL is instead subject to the Bermuda Corporate Income Tax regime that was enacted in 2023, effective from January 1, 2025.
The Group’s income tax expense may fluctuate from period to period based on the relative mix of income or loss reported by jurisdiction and the varying tax rates in each jurisdiction.
16.          Subsequent Events
On August 6, 2025, the Group’s Board of Directors approved a renewal to the current share repurchase program (the “Program”), bringing the total current authorization to $200.0 million. Pursuant to the Program, FIHL may repurchase shares through open market purchases pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accelerated share repurchases or privately negotiated transactions, as well as pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act.
On August 6, 2025, the Group’s Board of Directors announced (i) an increase to the existing dividend program under which FIHL intends to pay a quarterly cash dividend of $0.15 and (ii), pursuant to that plan that it had approved and declared a dividend of $0.15 per share payable on September 26, 2025, to common shareholders of record on September 16, 2025.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a discussion and analysis of our results of operations for the three and six months ended June 30, 2025 and 2024 and our financial condition at June 30, 2025. This discussion and analysis should be read in conjunction with our audited and unaudited consolidated financial statements for those respective periods and related notes contained therein. This discussion and analysis contains forward-looking statements, which are subject to known and unknown risks and uncertainties, many of which may be beyond the Group’s control that could cause the Group’s actual results to differ materially from those projected, anticipated or implied. The most significant of these risks and uncertainties are described in Item 3.D, “Risk Factors” contained in the Group’s Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on March 11, 2025. The terms “we,” “our,” “us,” “Fidelis,” “Fidelis Insurance Group,” and the “Group,” as used in this report, refer to Fidelis Insurance Holdings Limited and its subsidiaries as a combined entity. Shelf Holdco II Limited is the parent company of an external managing general underwriting platform known as “The Fidelis Partnership” or “TFP”.
Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
Overview
Fidelis Insurance Group is a global specialty insurer headquartered in Bermuda, with offices in Ireland and the United Kingdom.
Fidelis Insurance Group was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team, including our Chief Executive Officer and Executive Director, Daniel Burrows. Since then, we have established ourselves as a market leader with a diversified global portfolio of innovative and tailored specialty insurance and reinsurance solutions.
The Group comprises FIHL and its principal operating insurance subsidiaries Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”) and has its own service company, FIHL (UK) Services Limited, with a branch in Ireland (“FSL”). In 2024 the Group established Fidelis IG Corporate Member, which has a 7.4% participation in the 2025 year of account of Lloyd’s Syndicate 3123 (2024 year of account: 9.9%).
Our business comprises two segments: Insurance and Reinsurance. Within these segments, we offer a diverse portfolio comprising 10 distinct lines of business. This diversity enables us to serve various industries, manage different types of risk, and operate in multiple geographic regions. We believe our strategic approach and strong capabilities position us well to capitalize on opportunities in the dynamic (re)insurance markets. Our proactive strategy allows us to adjust our business mix in response to market cycles, targeting opportunities that offer an optimal balance of risk and reward.
The Insurance segment comprises a portfolio of specialty risks. In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation including Property, Marine, Asset Backed Finance & Portfolio Credit, Aviation & Aerospace, Political Risk, Violence & Terror, Energy, Cyber, and Other Insurance risks. A strong rating environment following years of compound rate increases across multiple business lines within the Insurance segment have provided opportunities for targeted growth. We leverage our lead position to cross-sell across our portfolio and achieve preferential terms and conditions. This, combined with long established relationships, has enabled Fidelis Insurance Group to build an established book of specialty business. Given the market environment we have increasingly used our Insurance segment to deploy capital targeted to natural catastrophe exposure through the Property line of business. This allows a more selective approach to managing aggregate exposure.
Our Reinsurance segment consists of an actively managed, property reinsurance book, providing reinsurance and a limited amount of retrocession coverage worldwide on a proportional or excess of loss basis.
Our strategic objectives focus on the following:
•Profitable underwriting while maintaining flexibility to manage through the cycle;
•Efficient operations by sustaining strong alignment with strategic partners, such as The Fidelis Partnership, to ensure the delivery of a diversified portfolio across our targeted classes of business; and
•Maximize shareholder value by growing book value per share, delivering attractive and stable investment income while targeting an above-average risk-adjusted return, generating consistent returns on equity, and actively managing capital through the cycle.

Financial Highlights
The following table details the key items discussed in the consolidated results of operations section and key financial indicators in evaluating our performance for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income/(loss)	$19.7	$53.7	$(22.8)	$134.9
Operating net income/(loss)(1)	13.6	63.0	(31.6)	150.2
Gross premiums written	1,219.0	1,193.2	2,941.9	2,707.5
Net premiums earned	538.0	501.1	1,141.0	989.1
Catastrophe and large losses	74.3	181.2	407.6	284.2
Net favorable/(adverse) prior year reserve development	(89.2)	68.6	(48.4)	135.6
Net investment income	44.6	46.0	94.1	87.0
Net realized and unrealized investment gains/(losses)	$6.7	$(7.0)	$12.6	$(16.0)

Combined ratio	103.7%	92.7%	110.1%	89.3%
Annualized return on average common equity	3.4%	8.5%	(1.9%)	10.8%
Annualized Operating ROAE(1)	2.3%	10.0%	(2.6%)	12.1%
Earnings/(loss) per diluted common share	0.18	0.46	$(0.21)	$1.14
Operating EPS(1)	0.12	0.54	$(0.29)	$1.27
__________________
(1)    See definition and reconciliation of these non-GAAP financial measures in “Performance Measures and Non-GAAP Financial Measures”.
Fidelis’ Second Quarter in Review for 2025
Gross premiums written (“GPW”) increased to $1.2 billion, or 2.2% above the prior year period. Net income for the second quarter of 2025 was $19.7 million, or $0.18 per diluted common share. Our combined ratio was 103.7% for the three months ended June 30, 2025, compared to 92.7% in the prior year period. The increase was primarily a result of adverse prior year development in our Aviation & Aerospace line of business related to the Ukraine Conflict, including the judgment handed down by the English High Court. Our Annualized Operating ROAE was 2.3% in the three months ended June 30, 2025.
The first half of 2025 saw continued growth in our gross premiums written to $2.9 billion, or 8.7% above the prior year period. Our combined ratio was 110.1% for the six months ended June 30, 2025, compared to 89.3% in the prior year period. The increase was primarily a result of increased catastrophe and large losses of $407.6 million in the six months ended June 30, 2025, compared to $284.2 million in the prior year period, primarily driven by the California wildfires, as well as adverse prior year development in our Aviation & Aerospace line of business related to the Ukraine Conflict, including the judgment handed down by the English High Court. Our Annualized Operating ROAE was (2.6)% in the six months ended June 30, 2025, compared with 12.1% in the prior year period. For the six months ended June 30, 2025, net investment income increased to $94.1 million compared to $87.0 million in the prior year period. During the six months ended June 30, 2025, we repurchased 6,923,116 common shares for $110.8 million, including commission expense, at a weighted average cost per share of $16.01, including commission expenses.
Business Outlook
We are focused on: deploying capital into attractive underwriting opportunities; optimizing our outwards reinsurance purchasing program; and returning excess capital to shareholders through a combination of our share repurchase program and our dividend policy. Our underwriting strategy is to take lead positions, setting rates, terms and conditions, and establish ourselves as the “go-to” market for solutions through our existing portfolio and new classes of specialty and bespoke products. Our nimble underwriting approach is designed to capitalize on current market trends and dislocations, as well as emerging risk solutions.
Fidelis has a strong track record of peer-leading underwriting performance throughout the cycle and is well positioned to capture attractive opportunities across business lines. We continue to see a strong trading environment, built on the back of years of compound rate increases across multiple classes and have the ability to flex our underwriting strategy to navigate market changes.
Insurance
Following the dislocation in the market beginning in late 2019, when a number of large carriers exited the property direct and facultative market, we significantly increased our GPW in our Insurance segment. Continued capacity constraints led to year-on-year rate increases and we have leaned into the underwriting opportunity. Despite some pressure, rates in this segment remain attractive with continued opportunity to deploy capacity based upon our proprietary view of risk. Given our significant line size and lead positions, we are able to take advantage especially where the market is verticalized, maintaining attractive rate and consistently achieving differential terms. We continue to see strong retention levels and a pipeline of new business opportunities, including in post-loss environments where local carriers have exited or scaled back in various market locations.
In our Marine line of business, the market is stable and we continue to leverage our participation across marine sub-classes and lean into areas of opportunity such as new construction business. Marine construction rating is holding steady given the continued need for capacity, especially in the cruise and offshore lines. Across the other marine sub-classes our underwriters are leveraging our marine war capacity with hull acceptances to improve the overall pricing of the combined hull and war lines.
In the aviation sector, we continue to see pressure on rates. We are monitoring the market closely, following market loss activity, and beginning to see some small signs of pricing adjustments in the all risks sector. We remain disciplined in our approach to underwriting and assessing opportunities within the class and will not write deals which do not meet our underwriting hurdles.
Reinsurance
Pricing and margin remain attractive in the Reinsurance segment. We are seeing some movement in rating in certain parts of the portfolio due to increases in capacity levels, but the fundamentals of this portfolio remain strong and we continue to deploy capacity effectively in line with our view of risk, taking a nimble, cross portfolio approach to actively shape our portfolio. We continue to focus on higher tier clients and deploying capacity into parts of the portfolio where we see the best risk-reward opportunity. We are strategic in our participation across programs and our capacity and client relationships continue to enable a market differential. We continue to maintain discipline and target areas of higher margin. The April 1 renewals, dominated by Japanese accounts, saw some pressure on rates particularly on catastrophe exposed excess of loss programs. We strategically shifted capacity to take advantage of underlying rates on proportional programs. Rate adequacy largely held at the June 1 renewals, with a few exceptions on programs where we maintained discipline. July 1 renewals offered post loss opportunities on wildfire impacted business with attractive rate.
The Ukraine Conflict
The adverse development for the quarter ended June 30, 2025, was driven primarily by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase relates in large part to the judgment handed down by the English High Court within the quarter in respect of the Russia-Ukraine aviation litigation. The increase includes the estimated impact of any potential adverse awards that may be determined by the English High Court at a further hearing scheduled for September 2025.
For further information, please see our Form 6-K filing with the SEC dated June 11, 2025 regarding the judgment.
Performance Measures and Non-GAAP Financial Measures
In presenting our results, we have included certain non-GAAP financial measures that we believe are useful to consider, in addition to our U.S. GAAP results, for a more complete understanding of the financial performance and position of FIHL. The key performance measures and non-GAAP financial measures that we believe are meaningful in analyzing our performance are summarized below and where applicable a reconciliation of non-GAAP financial measures to U.S. GAAP financials is set out. However, any non-GAAP financial measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP and our methodology for calculating these measures may be different from the way our industry peers calculate these measures.

Underwriting Performance Measures
The table below reconciles our attritional and catastrophe and large loss ratios to losses and loss adjustment expenses, loss ratio, underwriting ratio and combined ratio for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net premiums earned	$538.0	$501.1	$1,141.0	$989.1
Attritional losses	133.2	110.1	269.9	256.4
Catastrophe and large losses	74.3	181.2	407.6	284.2
Prior year (favorable)/ adverse development	89.2	(68.6)	48.4	(135.6)
Losses and loss adjustment expenses	296.7	222.7	725.9	405.0
Policy acquisition expenses (third party)	169.0	142.3	336.9	278.5
The Fidelis Partnership commissions(1)	70.6	75.0	149.0	151.7
General and administrative expenses	$22.3	$24.4	$44.3	$48.0

Attritional loss ratio	24.7%	21.9%	23.7%	25.9%
Catastrophe and large loss ratio	13.8%	36.2%	35.7%	28.7%
Prior year loss reserve development impact on loss ratio	16.6%	(13.7%)	4.2%	(13.7%)
Loss ratio	55.1%	44.4%	63.6%	40.9%
Policy acquisition expenses ratio	31.4%	28.4%	29.5%	28.2%
Underwriting ratio	86.5%	72.8%	93.1%	69.1%
The Fidelis Partnership commissions ratio	13.1%	15.0%	13.1%	15.3%
General and administrative expenses ratio	4.1%	4.9%	3.9%	4.9%
Combined ratio	103.7%	92.7%	110.1%	89.3%
_________________
(1)     Included in policy acquisition expenses on the Consolidated Statements of Income. For further details, see Note 12 (Related Party Transactions) of our unaudited consolidated financial statements.
•Loss Ratio: is calculated by dividing losses and loss adjustment expenses by net premiums earned (“NPE”). The losses will be affected by the occurrence and frequency of catastrophe events, the volume and severity of non-catastrophe losses and the extent of any outwards reinsurance that mitigates the effect of those losses.
•Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE.
•Underwriting Ratio: is calculated by dividing losses and loss adjustment expenses and policy acquisition expenses (excluding TFP commissions) by NPE, or equivalently, by adding the loss ratio and policy acquisition expense ratio (excluding TFP commissions).
•Combined Ratio: is calculated by dividing losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses by NPE, or equivalently, by adding the loss ratio, policy acquisition expense ratio, The Fidelis Partnership commissions ratio and general and administrative expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss.

Investment Performance Measures
The table below sets out the calculations of our investment performance measures for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net investment income	$44.6	$46.0	$94.1	$87.0
Net realized and unrealized investment gains/(losses)	6.7	(7.0)	12.6	(16.0)
Net investment return	51.3	39.0	106.7	71.0
Unrealized gains/(losses) on available-for-sale investments	10.9	(0.4)	36.6	(8.6)
Reclassification of net realized losses/(gains) recognized in net income	(0.8)	6.1	(1.6)	13.5
Total investment return	61.4	44.7	141.7	75.9
Opening
Total investments	3,426.9	3,350.4	3,834.7	3,341.4
Cash and cash equivalents and restricted cash and cash equivalents	927.7	892.2	946.6	964.1
Derivative assets, at fair value	0.1	—	—	—
Accrued investment income	26.3	22.8	35.3	27.2
Investment assets pending settlement	12.7	5.0	0.5	2.2
Derivative liabilities, at fair value	(1.7)	(0.2)	(0.5)	(1.1)
Investment liabilities pending settlement	(23.7)	(26.6)	(21.1)	—
Net investable assets	4,368.3	4,243.6	4,795.5	4,333.8
Closing
Total investments	3,154.2	3,543.9	3,154.2	3,543.9
Cash and cash equivalents and restricted cash and cash equivalents	1,103.5	859.1	1,103.5	859.1
Accrued investment income	28.7	33.6	28.7	33.6
Investment assets pending settlement	30.2	44.8	30.2	44.8
Derivative liabilities, at fair value	(4.3)	(1.3)	(4.3)	(1.3)
Investment liabilities pending settlement	(5.4)	(14.3)	(5.4)	(14.3)
Net investable assets	4,306.9	4,465.8	4,306.9	4,465.8
Average investable assets	$4,337.6	$4,354.7	$4,551.2	$4,399.8

Net investment income return percentage	1.0%	1.1%	2.1%	2.0%
Net investment return percentage	1.2%	0.9%	2.3%	1.6%
Total investment return percentage	1.4%	1.0%	3.1%	1.7%
•Net investment income return percentage: is calculated as net investment income divided by total average investable assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Net investment return percentage: is calculated as net investment return divided by total average investable assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Total investment return percentage: is calculated as total investment return divided by total average investable assets (including cash and cash equivalents and restricted cash and cash equivalents).

Operating Performance Measures
The table below sets out the calculation of our operating performance measures for the three and six months ended June 30, 2025 and 2024:

	Three months ended		Six months ended
($ in millions except for share and per share amounts)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income/(loss)	$19.7	$53.7	$(22.8)	$134.9
Adjustment for net realized and unrealized investment (gains)/losses	(6.7)	7.0	(12.6)	16.0
Adjustment for net foreign exchange (gains)/losses	(2.0)	2.6	0.5	0.1
Adjustment for corporate and other expenses	1.2	1.6	1.2	1.6
Income tax effect of the above items	1.4	(1.9)	2.1	(2.4)
Operating net income/(loss)	$13.6	$63.0	$(31.6)	$150.2

Average common shareholders' equity	$2,357.4	$2,523.5	$2,385.9	$2,489.9

Weighted average common shares outstanding	108,627,579	117,089,293	110,077,312	117,373,655
Share-based compensation plans	508,245	535,729	—	487,327
Weighted average diluted common shares outstanding	109,135,824	117,625,022	110,077,312	117,860,982

Annualized ROAE	3.4%	8.5%	(1.9)%	10.8%
Annualized Operating ROAE	2.3%	10.0%	(2.6)%	12.1%

Earnings/(loss) per diluted common share	$0.18	$0.46	$(0.21)	$1.14
Operating EPS	$0.12	$0.54	$(0.29)	$1.27
•Operating net income/(loss): is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income/(loss) excluding net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), corporate and other expenses, and the income tax effect on these items.
•Annualized return on average common equity (“Annualized ROAE”): represents annualized net income/(loss) divided by average common shareholders’ equity.
•Annualized operating return on average common equity (“Annualized Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as annualized operating net income/(loss) divided by average common shareholders’ equity.
•Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of Fidelis Insurance Group’s financial information to more easily analyze Fidelis Insurance Group’s results in a manner similar to how management analyzes Fidelis Insurance Group’s underlying business performance. It is calculated by dividing operating net income/(loss) by the weighted average diluted common shares outstanding.

Results of Operations
The following table sets forth the key items discussed in the consolidated results of operations section, and the period over period change, for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
Underwriting income/(loss)	$(20.6)	$36.7	$(57.3)	$(115.1)	$105.9	$(221.0)
Net investment income	44.6	46.0	(1.4)	94.1	87.0	7.1
Net realized and unrealized investment gains/(losses)	6.7	(7.0)	13.7	12.6	(16.0)	28.6
Corporate and other expenses	(1.2)	(1.6)	0.4	(1.2)	(1.6)	0.4
Net foreign exchange gains/(losses)	2.0	(2.6)	4.6	(0.5)	(0.1)	(0.4)
Financing costs	(9.3)	(8.6)	(0.7)	(18.0)	(17.2)	(0.8)
Income tax (expense)/benefit	(2.5)	(9.2)	6.7	5.3	(23.1)	28.4
Net income/(loss)	$19.7	$53.7	$(34.0)	$(22.8)	$134.9	$(157.7)
Underwriting Results by Segment
We classify our business into two segments: Insurance and Reinsurance.
The Insurance segment is comprised of a portfolio of Aviation and Aerospace, Energy, Marine, Property, Asset Backed Finance and Portfolio Credit, Political Risk, Violence and Terror, Cyber and Other Insurance.
The Reinsurance segment is primarily a residential property catastrophe book, which includes Property and Retro & Whole Account reinsurance.
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
Gross premiums written	$902.3	$847.3	$55.0	$2,169.3	$2,034.1	$135.2
Reinsurance premium ceded	(356.1)	(394.7)	38.6	(814.2)	(901.5)	87.3
Net premiums written	546.2	452.6	93.6	1,355.1	1,132.6	222.5
Net premiums earned	458.9	441.9	17.0	970.8	883.6	87.2
Losses and loss adjustment expenses	(291.8)	(221.9)	(69.9)	(573.2)	(419.7)	(153.5)
Policy acquisition expenses	(148.9)	(124.5)	(24.4)	(297.1)	(254.6)	(42.5)
Underwriting income	$18.2	$95.5	$(77.3)	$100.5	$209.3	$(108.8)

Loss ratio	63.6%	50.2%	13.4 pts	59.0%	47.5%	11.5 pts
Policy acquisition expense ratio	32.4%	28.2%	4.2 pts	30.6%	28.8%	1.8 pts
Underwriting ratio	96.0%	78.4%	17.6 pts	89.6%	76.3%	13.3 pts
For the three months ended June 30, 2025, our GPW increased due to increases in our Asset Backed Finance & Portfolio Credit line of business and Political Risk, Violence & Terror line of business. For the six months ended June 30, 2025, our GPW increased primarily due to new business opportunities, including newly onboarded third-party partnerships, in the Asset Backed Finance & Portfolio Credit and Cyber lines of business. These increases were partially offset by a decrease in the Aviation & Aerospace line of business, where certain deals did not meet our underwriting criteria and rating hurdles.
For the three and six months ended June 30, 2025, our net premiums earned ("NPE") increased due to earnings from higher net premiums written in the current and prior year periods.
Our policy acquisition expense ratio for the three and six months ended June 30, 2025 increased due to higher variable commissions in certain lines of business as a result of favorable prior period development, and changes in the mix of business written and ceded.

The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
Attritional losses	$121.2	$99.8	$21.4	$243.8	$238.2	$5.6
Catastrophe and large losses	57.2	179.0	(121.8)	223.5	281.1	(57.6)
(Favorable)/adverse prior year development	113.4	(56.9)	170.3	105.9	(99.6)	205.5
Losses and loss adjustment expenses	$291.8	$221.9	$69.9	$573.2	$419.7	$153.5

Loss ratio - attritional losses	26.4%	22.6%	3.8 pts	25.1%	27.0%	(1.9) pts
Loss ratio - catastrophe and large losses	12.5%	40.5%	(28.0) pts	23.0%	31.8%	(8.8) pts
Loss ratio - prior accident years	24.7%	(12.9)%	37.6 pts	10.9%	(11.3)%	22.2 pts
Loss ratio	63.6%	50.2%	13.4 pts	59.0%	47.5%	11.5 pts
For the three and six months ended June 30, 2025, our loss ratio in the Insurance segment increased by 13.4 points and 11.5 points, respectively, compared to the prior year periods.
The attritional loss ratio in the three months ended June 30, 2025 increased by 3.8 points compared to the prior year period due to a higher level of small losses in the current year period. The attritional loss ratio in the six months ended June 30, 2025, improved by 1.9 points compared to the prior year period due to a lower level of small losses in the current year period.
The catastrophe and large losses for the three months ended June 30, 2025, were primarily attributable to our Aviation & Aerospace line of business, related to Air India, and our Property line of business, related to two loss events. This compared to the prior period catastrophe and large losses related to intellectual property losses in our Asset Backed Finance & Portfolio Credit line of business and by events in our Property line of business, the largest of which was the catastrophic tornados in Oklahoma and surrounding states together with other smaller losses.
The catastrophe and large losses for the six months ended June 30, 2025 were primarily attributable to the California wildfires in our Property line of business, together with other losses in our Other Insurance, Aviation & Aerospace, and Property lines of business. This compared to the prior period catastrophe and large losses related to intellectual property losses in our Asset Backed Finance & Portfolio Credit line of business, losses from the Baltimore Bridge collapse in our Marine line of business, severe convective storms in the Property line of business, together with other smaller losses in various lines of business.
For the three months ended June 30, 2025, adverse prior year development was driven primarily by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase relates in large part to the judgment handed down by the English High Court within the quarter in respect of the Russia-Ukraine aviation litigation. The increase was partially offset by better than expected loss emergence in our Property line of business. For the six months ended June 30, 2025 adverse prior year development was driven primarily by an increase in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase includes the impact of the settlement of certain aviation litigation related claims during the year, as well as the judgment handed down by the English High Court. The increase was partially offset by better than expected loss emergence in our Property and Other Insurance lines of business.
The favorable prior year development for the three and six months ended June 30, 2024 was driven primarily by better than expected loss emergence in the Other Insurance, Marine and Property lines of business.

Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
Gross premiums written	$316.7	$345.9	$(29.2)	$772.6	$673.4	$99.2
Reinsurance premium ceded	(164.0)	(128.6)	(35.4)	(402.4)	(358.0)	(44.4)
Net premiums written	152.7	217.3	(64.6)	370.2	315.4	54.8
Net premiums earned	79.1	59.2	19.9	170.2	105.5	64.7
Losses and loss adjustment expenses	(4.9)	(0.8)	(4.1)	(152.7)	14.7	(167.4)
Policy acquisition expenses	(20.1)	(17.8)	(2.3)	(39.8)	(23.9)	(15.9)
Underwriting income/(loss)	$54.1	$40.6	$13.5	$(22.3)	$96.3	$(118.6)

Loss ratio	6.2%	1.4%	4.8 pts	89.7%	(13.9)%	103.6 pts
Policy acquisition expense ratio	25.4%	30.1%	(4.7) pts	23.4%	22.7%	0.7 pts
Underwriting ratio	31.6%	31.5%	0.1 pts	113.1%	8.8%	104.3 pts
For the three months ended June 30, 2025, GPW decreased primarily due to certain programs not meeting our underwriting criteria and rating hurdles, while NPE increased driven by earnings from higher net premiums written in the current and prior year periods.
For the six months ended June 30, 2025, our GPW increased primarily due to reinstatement premiums related to the California wildfires, as well as growth from new business, while NPE increased from the acceleration of earnings on contracts with exposure to the California wildfires.
Our policy acquisition expense ratio for the three months ended June 30, 2025 decreased primarily due to changes in ceded premium and commissions earned from outwards reinsurance partners. Our policy acquisition expense ratio for the six months ended June 30, 2025 remained consistent with the prior year period.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
Attritional losses	$12.0	$10.3	$1.7	$26.1	$18.2	$7.9
Catastrophe and large losses	17.1	2.2	14.9	184.1	3.1	181.0
Favorable prior year development	(24.2)	(11.7)	(12.5)	(57.5)	(36.0)	(21.5)
Losses and loss adjustment expenses	$4.9	$0.8	$4.1	$152.7	$(14.7)	$167.4

Loss ratio - attritional losses	15.2%	17.5%	(2.3) pts	15.3%	17.3%	(2.0) pts
Loss ratio - catastrophe and large losses	21.6%	3.7%	17.9 pts	108.2%	2.9%	105.3 pts
Loss ratio - prior accident years	(30.6)%	(19.8)%	(10.8) pts	(33.8)%	(34.1)%	0.3 pts
Loss ratio	6.2%	1.4%	4.8 pts	89.7%	(13.9)%	103.6 pts
The attritional loss ratio in the three and six months ended June 30, 2025, improved by 2.3 points and 2.0 points, respectively, compared to the prior year periods due to the current year having fewer attritional losses.
The catastrophe and large losses for the three months ended June 30, 2025 were a result of an updated estimate of outwards reinsurance recoveries. The catastrophe and large losses for the six months ended June 30, 2025 were attributable to the California wildfires. This compared to no material catastrophe and large losses in the prior periods.
For the three and six months ended June 30, 2025, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.
Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.

The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
Ceding commission expense	$70.6	$73.4	$(2.8)	$149.0	$141.1	$7.9
Profit commission expense	—	1.6	(1.6)	—	10.6	(10.6)
Total commissions	$70.6	$75.0	$(4.4)	$149.0	$151.7	$(2.7)

Ceding commission expense ratio	13.1%	14.7%	(1.6) pts	13.1%	14.2%	(1.1) pts
Profit commission expense ratio	—%	0.3%	(0.3) pts	—%	1.1%	(1.1) pts
The Fidelis Partnership commissions ratio	13.1%	15.0%	(1.9) pts	13.1%	15.3%	(2.2) pts
For the three and six months ended June 30, 2025, the decrease in The Fidelis Partnership commissions ratio was driven by our mix of business and no profit commissions being earned in 2025 as the operating profit did not achieve the required hurdle rate of return, as outlined in the Framework Agreement. For further details, see Note 12 (Related Party Transactions) of our unaudited consolidated financial statements.
General and Administrative Expenses
For the three and six months ended June 30, 2025, general and administrative expenses were $22.3 million and $44.3 million, respectively (2024: $24.4 million and $48.0 million, respectively). The decrease was driven primarily by lower variable compensation as a result of the Group's performance.
Investments
The components of net investment return are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
Net investment income	$44.6	$46.0	$(1.4)	$94.1	$87.0	$7.1
Net realized and unrealized investment gains/(losses)	6.7	(7.0)	13.7	12.6	(16.0)	28.6
Net investment return	$51.3	$39.0	$12.3	$106.7	$71.0	$35.7
Net investment return percentage	1.2%	0.9%	0.3 pts	2.3%	1.6%	0.7 pts
Net Investment Income
Net investment income includes investment income net of investment expenses. Our net investment income in the three months ended June 30, 2025 remained consistent with the prior year period as a result of stable investable assets and investment yields. For the six months ended June 30, 2025, the increase in net investment income resulted from an increase in investable assets over the prior year period. During the three and six months ended June 30, 2025, we purchased $487.6 million and $856.4 million, respectively, of fixed maturity securities at an average yield of 4.5% and 4.7%, respectively. During the three and six months ended June 30, 2025, we sold $668.5 million and $1,310.6 million, respectively, of fixed maturity securities at an average yield of 4.7% and 4.6%, respectively.
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment gains in the three months ended June 30, 2025, resulted from unrealized gains on other investments of $4.5 million related to our strategic deployment of assets into a diversified hedge fund portfolio. The net realized and unrealized investment gains in the six months ended June 30, 2025, resulted from unrealized gains on other investments of $5.6 million as result of our strategic deployment of assets into a diversified hedge fund portfolio, and a reduction in provision for current expected credit losses.
The net realized and unrealized investment losses in the three and six months ended June 30, 2024, resulted primarily from realized losses on the sale of fixed maturity securities, the proceeds of which were reinvested at higher yields.
Corporate and Other Expenses
Corporate and other expenses in three and six months ended June 30, 2025 include a make-whole payment related to the redemption of preferred securities. Corporate and other expenses in 2024 include expenses related to the secondary offering.

Net Foreign Exchange Gains/(Losses)
At June 30, 2025, we held foreign exchange contracts with a notional amount of $153.0 million (December 31, 2024: $31.0 million). These contracts are used to manage foreign currency risks in our underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statements of Income.
Financing Costs
For the three and six months ended June 30, 2025, financing costs were $9.3 million and $18.0 million, respectively (2024: $8.6 million and $17.2 million, respectively). Our financing costs were increased as our debt level increased during the period. Dividends paid to the holders of the Series A Preference Securities were also included in financing costs. For further details related to the debt issuance and redemption of our preference securities in the period, see Note 10 (Long Term Debt and Preference Securities) of our unaudited consolidated financial statements. Also included in financing costs are costs associated with our letter of credit facilities as discussed in Note 11a (Commitments and Contingencies - Letter of Credit Facilities) of our unaudited consolidated financial statements.
Financial Condition, Liquidity and Capital Resources
Financial Condition at June 30, 2025
•Total cash and cash equivalents, restricted cash and cash equivalents, and investments of $4.3 billion; fixed maturities and short-term securities comprised 91.5% of total investments with an average duration of 2.8 years.
•Total long-term debt of $842.6 million, resulting in a debt-to-total capital ratio of 26.6%.
•Total capital of $3.2 billion, with $132.8 million of capital returned to common shareholders in the six months ended June 30, 2025, including common share repurchases of $110.8 million and dividends of $22.0 million.
•Book value per diluted common share of $22.04 (dilutive shares at June 30, 2025 of 540,393).
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of FIHL and each of our operating insurance subsidiaries. As a Bermuda holding company, FIHL relies on dividends and other distributions from its operating subsidiaries to provide cash flow to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, the repurchase of common shares, and dividends to the holders of our common shares.
The payment of dividends by our subsidiaries is, under certain circumstances, limited by the applicable laws and regulations in the various jurisdictions in which our subsidiaries operate. In addition, insurance laws require our insurance subsidiaries to maintain certain measures of solvency and liquidity. We believe that each of our insurance subsidiaries and branches exceeded the minimum solvency, capital and surplus requirements in their applicable jurisdictions at June 30, 2025.
During the six months ended June 30, 2025, FIHL received dividends from subsidiaries of $20.0 million.
Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by the operating insurance subsidiaries, sufficient to appropriately satisfy the liquidity requirements of FIHL.
Capital Resources
We maintain our capital at an appropriate level as determined by our Group Board-approved internal risk appetite and the financial strength required by our clients, regulators and rating agencies. We monitor and review the capital and liquidity positions of FIHL and its operating insurance subsidiaries on an ongoing basis.
The principal capital transactions related to our common shares undertaken during the six months ended June 30, 2025 were:
•Repurchase of common shares: Repurchases of an aggregate of 6,923,116 common shares for an aggregate of $110.8 million, excluding expenses, pursuant to the Group’s August 14, 2024 authorization for $200.0 million (see Note 14 (Share Capital Authorized and Issued) of our unaudited consolidated financial statements). The unutilized amount of the share repurchase authorization at June 30, 2025 was $33.8 million. On August 6, 2025, we announced that our Board of Directors approved a renewal to the current share repurchase program, bringing the total current authorization to $200.0 million.
•Dividend payments to the common shareholders: During the six months ended June 30, 2025, we paid quarterly cash dividends to our common shareholders for a total dividend distribution of $22.0 million (2024: $23.5 million).
Long-term debt: At June 30, 2025, FIHL had $842.6 million in debt outstanding. For the six months ended June 30, 2025, FIHL incurred interest expense of $13.6 million on outstanding debt. Such debt is comprised of the Senior Notes, the Subordinated Notes and the Junior Notes. Other than the Senior Notes, the Subordinated Notes and the Junior Notes, FIHL has no material debt outstanding.
Debt issuance: On June 13, 2025, the Group issued $400.0 million of its 7.750% Fixed-Rate Reset Subordinated Notes due June 15, 2055 (collectively, the “Subordinated Notes”), with interest payable on June 15 and December 15 of each year, commencing on December 15, 2025. For further details related to the debt issuance of the Subordinated Notes, see Note 10 (Long Term Debt and Preference Securities) of our unaudited consolidated financial statements.
Preference securities: On June 13, 2025, the Group redeemed its Preference Securities at their liquidation preference of $58.4 million plus a make-whole payment of $1.2 million. At June 30, 2025, there were no Preference Securities outstanding and no other outstanding amounts are payable to holders of the Preference Securities.
Access to capital: Our business operations are in part dependent on our financial strength and the opinions of the independent rating agencies thereof. We believe our financial strength provides us with the flexibility and capacity to obtain funds through debt or equity financing as required from the public and private markets. Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions, and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions.
Ratings: Our financial strength ratings as determined by AM Best, Standard & Poor’s and Moody’s provide an independent assessment of our financial strength and ability to meet policyholder obligations. There have been no material changes to our financial strength ratings during the six months ended June 30, 2025.
Inflation: We consider the effects of inflation in pricing our contracts and policies through modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.
Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities:

	Six Months Ended
	June 30, 2025	June 30, 2024
Net cash provided by/(used in) operating activities	$(792.3)	$173.2
Net cash provided by/(used in) investing activities	739.6	(210.2)
Net cash provided by/(used in) financing activities	200.7	(63.3)
Effect of exchange rate changes on foreign currency cash	8.9	(4.7)
Net increase/(decrease) in cash, restricted cash, and cash equivalents	$156.9	$(105.0)
Cash flows used in operating activities can fluctuate due to timing differences between the collection of premiums and reinsurance recoverables, the payment of losses and loss adjustment expenses, the payment of premiums to reinsurers and operating expenses. The operating cash outflows for the six months ended June 30, 2025, primarily related to payments for the Aviation litigation settlements and claims in respect of the Ukraine Conflict, including the judgment handed down by the English High Court, and for the California wildfire claims, exceeding premium receipts, commissions and outward reinsurance premiums. The positive operating cash flows for the six months ended June 30, 2024 primarily related to premium receipts exceeding payments for claims, commissions and outward reinsurance premiums.
Cash provided by investing activities for the six months ended June 30, 2025 reflected the proceeds from the maturities and sales of lower yielding fixed maturity securities, partially offset by use of cash to purchase fixed maturity securities. Cash used in investing activities for the six months ended June 30, 2024 reflected the use of cash to purchase fixed maturity securities at higher yields, funded by the proceeds from the maturities and sales of lower yielding fixed maturity securities.
Cash provided by financing activities in the six months ended June 30, 2025, primarily consisted of cash inflows of $393.3 million from the proceeds from issuance of debt, net of issuance costs, partially offset by cash outflows of $110.8 million from common share repurchases, $59.6 million from the repurchase of preferred securities and $22.0 million from dividends paid to common shareholders. Cash used in financing activities in the six months ended June 30, 2024 primarily consisted of a cash outflow of $37.6 million from common share repurchases and $23.5 million from dividends paid to common shareholders.
Letter of Credit Facilities
We routinely enter into agreements with financial institutions to obtain secured and unsecured letter of credit facilities. These facilities are primarily used for the issuance of letters of credit to certain reinsurance entities which require us to post collateral. This is in order for these reinsurance counterparties to be able to take credit under local insurance regulations for the reinsurance protection obtained from companies located in jurisdictions which are not licensed or otherwise admitted as an insurer.

The following table summarizes the outstanding letters of credit at June 30, 2025:

Bank	Commitment	In Use	Secured by collateral
Lloyds Bank plc	$125.0	$61.0	$58.3
Citibank N.A. London Branch	70.0	30.6	32.1
Barclays Bank	140.0	38.9	36.9
Bank of Montreal	140.0	57.9	53.3
Total	$475.0	$188.4	$180.6
Quantitative and Qualitative Disclosures about Market Risk
We believe that we are principally exposed to the following types of market risk: interest rate risk, foreign currency risk and equity price risk.
Interest Rate Risk. Our investment portfolio consists primarily of fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed maturity portfolio falls and the converse is also true.
We manage interest rate risk by maintaining a portfolio of fixed maturity securities where the duration of the portfolio broadly matches the duration of our liabilities in order to reduce the net economic impact from changes in interest rates. At June 30, 2025, our fixed maturity portfolio had an approximate duration of 2.8 years.
The following table summarizes the effect that an immediate, parallel shift in the interest rate yield curve would have on the market value of our fixed maturity securities, available-for-sale, and our short-term investments, available-for-sale, at June 30, 2025:

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$2,968.0	$2,927.3	$2,886.5	$2,845.9	$2,805.2
Gain/(Loss)	$81.4	$40.7	$—	$(40.7)	$(81.4)
Percentage of portfolio at June 30, 2025	2.8%	1.4%	—%	(1.4%)	(2.8%)
Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. At June 30, 2025, 97.8% of our cash and investments was held in U.S. dollars (December 31, 2024: 98.3%), with the balance of 2.2% held primarily in Canadian dollars, Euros and British Pound Sterling (December 31, 2024: 1.7%).
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition. An increase or decrease of 10% in the U.S. dollar would result in an additional gain or loss for the year ended June 30, 2025 of $2.4 million (December 31, 2024: $2.8 million) with an equal impact on net assets, assuming all other assumptions remain unchanged.
We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. This may involve the use of foreign exchange contracts from time to time. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.
As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the three and six months ended June 30, 2025, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized loss of $(8.8) million and $(12.0) million, respectively, (2024: $1.6 million and $(1.3) million).
Equity price risk: Our investment portfolio includes hedge funds which have exposure to equity price risk, which is the potential loss arising from decreases in fair value. At June 30, 2025, the fair value of investments with direct exposure to equity price risk totaled $182.1 million (December 31, 2024: $178.7 million). An immediate hypothetical 10% decline in the value of each position would reduce the fair value of such investments by $18.2 million. A hypothetical 10% increase in the value of each position would increase the fair value of such investments by $18.2 million.

Cautionary Note Regarding Forward-Looking Statements
The above discussion contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Examples of forward-looking statements may include, among others, statements we make in relation to: targeted operating results such as return on equity, net income and earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:
•our ability to manage risks associated with macroeconomic conditions including any escalation of the Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•trends related to premium rate hardening or premium rate softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;
•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the development and pattern of earned and written premiums impacting embedded premium value;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;

•any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry;
•changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our dependence on key executives and ability to attract qualified personnel;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;
•our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;
•availability of outwards reinsurance on commercially acceptable terms;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda;
•risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk;
•the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;
•risks associated with our use or anticipated use of emerging technologies, such as artificial intelligence technologies, including potential legal, regulatory and operational risks;
•operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;
•the Group’s status as a foreign private issuer means that it will be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•our ability to maintain the listing of our common shares on NYSE or another national securities exchange; and
the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in our Annual Report on Form 20-F filed with the SEC on March 11, 2025, as well as subsequent current reports and other filings with the SEC available electronically at www.sec.gov.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. The forward-looking statements contained herein are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control and which could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements, expectations, beliefs and projections made by us in this press release speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise any forward-looking statements contained in the above discussion, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.